FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
BOK Financial Thrift Plan for Salaried Employees
As of December 31, 2005 and 2004, and for the Year Ended December 31, 2005

                BOK Financial Thrift Plan for Salaried Employees

                              Financial Statements
                            and Supplemental Schedule


                        As of December 31, 2005 and 2004,
                    and for the Year Ended December 31, 2005




                                    Contents

Report of Independent Registered Public Accounting Firm..............1

Audited Financial Statements

Statements of Net Assets Available for Benefits......................2
Statement of Changes in Net Assets Available for Benefits............3
Notes to Financial Statements........................................4


Supplemental Schedule

Schedule H; Line 4i--Schedule of Assets (Held at End of Year)........11

             Report of Independent Registered Public Accounting Firm

The Plan Administrative Committee
BOK Financial Thrift Plan for Salaried Employees

We have audited the accompanying statements of net assets available for benefits of the BOK Financial Thrift Plan for Salaried Employees as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP


Tulsa, Oklahoma
June 29, 2006

                BOK Financial Thrift Plan for Salaried Employees

                 Statements of Net Assets Available for Benefits

                                                                                December 31
                                                                          2005                2004
                                                                  -----------------------------------------
 Assets
 Investments:
    BOKF Common Stock                                               $     22,551,206     $     22,556,065
    American Performance Funds:
      Growth Equity Fund                                                           -            3,073,008
      Cash Management Fund                                                 5,547,193            5,667,853
      Intermediate Bond Fund                                               6,999,242            7,581,527
    SEI Stable Asset Fund                                                 10,601,453           10,292,400
    American Advantage International Equity Fund                                   -            5,085,328
    American Balanced Fund                                                 3,975,819            3,575,620
    Neuberger and Berman Genesis Trust Fund                               22,626,711           19,232,148
    Dodge and Cox Stock Fund                                              22,013,241           20,247,815
    Vanguard Institutional Index                                          18,770,373           20,492,655
    Goldman Sachs Growth Fund                                                322,749              116,173
    American Growth Fund                                                   5,608,011              623,682
    Hotchkis and Wiley Midcap Value Fund                                   2,748,496            1,159,735
    T Rowe Price New Horizons                                                769,431              189,464
    American Beacon International Fund                                     5,956,149                    -
    Self-directed common stocks                                              602,999              495,208
    Self-directed registered investment companies                            710,954              546,489
    Self-directed bonds                                                       15,118                    -
    Bank of Oklahoma, N.A. Managed Allocation Portfolios (MAP):
        MAP Conservative Fund                                                309,197                    -
        MAP Balanced Fund                                                  1,213,603                    -
        MAP Moderate Growth Fund                                           1,935,984                    -
        MAP Growth Fund                                                    2,522,252                    -
        MAP Aggressive Growth Fund                                         1,035,640                    -
    Participant loans                                                      4,410,900            3,732,706
                                                                  -----------------------------------------
  Total investments                                                      141,246,721          124,667,876

 Cash                                                                        656,022              599,194
 Accrued interest receivable                                                  93,898              240,902
 Due from broker                                                               5,307              211,229
                                                                  -----------------------------------------
 Total assets                                                            142,001,948          125,719,201

 Liabilities
 Due to broker                                                               628,042              728,626
 Excess contributions payable                                                  3,731                    -
                                                                  -----------------------------------------
 Total liabilities                                                           631,773              728,626
                                                                  -----------------------------------------
 Net assets available for benefits                                  $    141,370,175     $    124,990,575
                                                                  =========================================

See accompanying notes.

                BOK Financial Thrift Plan for Salaried Employees

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2005


 Additions
 Investment income:
    Interest and dividends                                 $      2,156,379
    Net appreciation in fair value of investments                 5,194,309
                                                         ----------------------
                                                                  7,350,688

 Contributions:
    Participants                                                 11,038,246
    Employer                                                      3,728,204
    Rollovers                                                     2,357,011
                                                         ----------------------
                                                                 17,123,461
                                                         ----------------------

 Total additions                                                 24,474,149

 Deductions
 Benefit payments                                                 7,951,665
 Administrative expenses                                              7,086
 Net transfers out of the Plan                                      135,798
                                                         ----------------------
                                                                  8,094,549
                                                         ----------------------

 Net increase                                                    16,379,600
 Net assets available for benefits, at beginning of year        124,990,575
                                                         ----------------------
 Net assets available for benefits, at end of year         $    141,370,175
                                                         ======================


See accompanying notes.

                BOK Financial Thrift Plan for Salaried Employees

                          Notes to Financial Statements

                                December 31, 2005


1. Description of Plan

The following description of the BOK Financial Thrift Plan for Salaried Employees (the Plan) provides only general information. Participants should refer to the Summary Plan Description or the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all salaried employees of BOK Financial Corporation (BOKF) and its subsidiaries and affiliates (collectively, the Employer or Company) who have attained age 21 and who have completed at least one year of service (equivalent to 1,000 hours). Effective April 1, 2003, an eligible employee may enter the plan on the first day of the month following the date the employee is credited with one full month of service. Additionally, as of April 1, 2003, all new eligible employees are automatically enrolled in the Plan at a three percent contribution rate unless the employee designates on the enrollment form not to participate or to participate at another allowable contribution rate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Participants may elect to contribute a percentage of their compensation up to the maximum allowable by federal regulation (as defined by the Plan) on a pre-tax basis pursuant to a salary reduction agreement filed with the Plan administrator. In addition, participants may make after-tax contributions which shall not exceed 5 percent of each participant's compensation, however, the combination of pre-tax and after-tax contributions cannot be more than the annual legal limit on the total amount that may be contributed to this type of plan (as defined by the plan). For participants who attained age 50 on or before December 31, 2005, such participants were allowed to make a pre-tax catch-up contribution of an additional $4,000 above the maximum allowable by federal regulation. Participants may elect investment in any of 12 mutual funds, the Bank of Oklahoma, N.A. Managed Allocation Portfolios (MAP), self-directed common stocks, bonds, or registered investment companies, and BOKF Common Stock. During 2005, the Employer authorized the following modifications to the investment selections available to participants: (a) removal of the American Performance Growth Equity Fund and (b) addition of the American Beacon International and MAP Funds.

                BOK Financial Thrift Plan for Salaried Employees

1. Description of Plan (continued)

The Employer contributes a matching contribution to the plan. The matching contribution may be made in cash or in shares of BOKF Common Stock. In 2005, the entire matching contribution of $3,728,204 was made in cash.

For 2005, the Employer matching contribution ranged from $.40 to $1.00 for each dollar of the participant's contributions, up to five percent of compensation, based on each participant's years of service as follows:

                   Years of Service                    Matching Percentage
------------------------------------------------ ------------------------------

Less than four years                                          40%
At least four, but less than ten years                        60%
At least ten, but less than fifteen years                     80%
Fifteen or more years                                        100%

The Employer may, at its sole discretion, make an additional discretionary contribution to the Plan. There was no discretionary contribution in 2005.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Employer's contribution and (b) Plan earnings and charged with administrative expenses, if applicable. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants vest in Employer matching contributions based upon years of service, as defined by the Plan. Participants are 100 percent vested upon completion of five years of service and are immediately vested in their deferred (pre-tax) contributions, after-tax contributions, and the actual earnings thereon.

                BOK Financial Thrift Plan for Salaried Employees

1. Description of Plan (continued)

Loans

Participants may borrow against their accounts in amounts of not less than $1,000 and not to exceed the lesser of $50,000 or 50 percent of the participant's vested account balance. Loans will bear interest based on the current banking prime rate when the loan is requested and may not exceed a five-year term, unless the proceeds are used to acquire the primary residence of the participant, in which case the maximum term may be 25 years. The loans are secured by the balances in the participant's account. Interest rates are based on the Chase prime rate and range from 4.00 percent to 13.00 percent at December 31, 2005. Repayment is made by payroll withholdings.

Payment of Benefits

A participant who terminated employment with a vested account balance less than $1,000 ($5,000 prior to March 28, 2005), excluding rollover contributions, will receive a lump-sum payment. If the participant has a vested balance which exceeds $1,000 ($5,000 prior to March 28, 2005), excluding rollover contributions, and has not elected payment to another eligible retirement plan in a direct rollover or to receive payment directly, the Plan will pay the distribution in a direct rollover to an individual retirement account designated by the Plan Administrator. In lieu of lump-sum payment, a participant who terminates employment after his or her 65th birthday or attaining age 50 and completing ten years of service, shall be entitled to elect monthly, quarterly, semiannual, or annual installment payments to be paid over a period not to exceed 10 years from the benefit commencement date. The installments may be accelerated at the direction of the participant.

Forfeitures

Forfeited balances of terminated participants' nonvested accounts are utilized to pay administrative costs or to reduce future Employer contributions. During 2005, forfeitures of $61,000 were used to reduce Employer matching contributions. Additionally, at December 31, 2005 and 2004 forfeitures outstanding that will be used to reduce future Employer matching contributions were $24,085 and $39,153, respectively.

                BOK Financial Thrift Plan for Salaried Employees

1. Description of Plan (continued)

Plan Termination

The Employer expects to continue the Plan indefinitely. However, the Employer reserves the right to discontinue the Plan or to amend the Plan, in whole or in part, from time-to-time. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. Benefit payments are recorded when paid.

Administrative Expenses

The Employer pays all administrative expenses except for loan origination fees and fees related to self-directed common stocks and registered investment companies, which are paid by the participants.

Investment Valuation and Income Recognition

Shares of registered investment companies are valued at fair value based on published market prices, which represent the net asset value of shares held by the Plan at year-end. The BOKF Common Stock, other common stocks and bonds are valued at the quoted market price. The MAP fund values are obtained from the MAP annual audited financial statements. The MAP funds are reported at market value. Participant loans receivable are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                BOK Financial Thrift Plan for Salaried Employees

2. Summary of Significant Accounting Policies (continued)

Excess Contributions Payable

In order to be in compliance with the nondiscrimination rules under the Internal Revenue Code (the Code), the Plan is required to return excess contributions to certain highly compensated employees. As of December 31, 2005, the Plan recorded a liability in the amount of $3,731. The amounts payable to participants as of December 31, 2005 will be refunded by December 31, 2006, as required by the Code.

3. Investments

The Plan's investments are held by a bank-administered trust fund at Bank of Oklahoma, N.A. Trust Division (the Trustee). During 2005, the Plan's investments (including investments purchased and sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices for BOKF Common Stock and common stocks and published market prices for registered investment companies as follows:

                                                          Net Appreciation
                                                           (Depreciation)
                                                           in Fair Value
                                                           of Investments
                                                        -----------------------

        BOKF Common Stock                                $     (1,256,845)
        Registered investment companies                         6,088,804
        Self-directed common stocks                              (103,056)
        Self-directed registered investment companies              49,099
        Self-directed bonds                                        (5,082)
        Collective investment trusts                              421,389
                                                       -----------------------
                                                         $      5,194,309
                                                       =======================

The fair values of all individual investments, including those that represent five percent or more of the Plan's net assets, are separately identified in the statements of net assets available for benefits.

                BOK Financial Thrift Plan for Salaried Employees

4. Income Tax Status

The Plan has received a determination  letter from the Internal  Revenue Service
(IRS) dated April 1, 2002, stating that the Plan is qualified under Section 401(a) of the the Code and, therefore, the related trust is exempt from taxation. Subsequent to determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

5. Reconciliation of Financial Statements to the Form 5500

The following reconciles net assets available for benefits per the financial statements to the Form 5500:

                                                                           December 31
                                                                    2005                 2004
                                                            --------------------- --------------------
        Net assets available for benefits per the
           financial statements                              $    141,370,175      $    124,990,575
        Less: Benefits payable                                       (120,416)             (497,611)
                                                            --------------------- --------------------
        Net assets available for benefits per the Form
          5500                                               $    141,249,759      $    124,492,964
                                                            ===================== ====================

                                                                 Year ended
                                                                December 31,
                                                                    2005
                                                            -------------------

        Benefit payments per the financial statements        $      7,951,665
        Add: benefits payable at end of year                          120,416
        Less: benefits payable at beginning of year                  (497,611)
                                                            -------------------
        Benefit payments to participants per the Form 5500   $      7,574,470
                                                            ===================

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year-end, but not yet paid.

                BOK Financial Thrift Plan for Salaried Employees

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

7. Related Parties

BOK Investment Advisors, Inc. (BOKIA), a wholly owned subsidiary of Bank of Oklahoma, N.A. (BOk), serves as investment advisor to American Performance Funds (AP Funds). AP Funds is a diversified, open-ended, investment company established in 1987 as a business trust under the Investment Act of 1940. BOk serves as custodian for AP Funds. Effective July 1, 2004, BOKIA began serving as the AP Funds administrator. BOK Financial offers the AP Funds products to customers and employees, in the ordinary course of business, through its brokerage and trading, employee benefit plan and trust services, as well as to the public. Additionally, a portion of the Plan's assets are invested in Company stock. Since the Company is the Plan Sponsor, investments involving Company stock qualify as party-in-interest transactions. All of these transactions are exempt from prohibited transaction rules.

Effective January 1, 2005, the Plan was authorized to include Bank of Oklahoma, N.A. Managed Allocation Portfolio (MAP) Funds as investment options. The MAP Funds include five different managed funds designed to meet different risk tolerances and years to retirement. The portfolios are comprised of different asset classes, capitalizations and investment styles. BOKIA also serves as investment advisor to the MAP Funds.

8. Subsequent Event

Effective April 1, 2006, the Company matching contribution changed as a result of modifications to both the Plan and the BOK Financial Pension Plan. The Company will begin matching participant contributions up to 6% of the employee's compensation. Additionally, the Employer match will range from $.50 to $2.00 for each dollar of the participant's contribution based on the participant's years of service. Matching contributions for the 2006 plan year are limited to a certain dollar amount (ranging from $6,050 to $22,550) based on the participant's year of service. The Company will also make a special contribution for participants making less than $40,000. This special contribution is $750 for participants making less than $30,000 and phases out for participants making $30,000 to $40,000. In addition to the contribution changes, the limit on after-tax contributions will change to 6% of the participant's compensation.

                              Supplemental Schedule

                BOK Financial Thrift Plan for Salaried Employees

                           EIN: 73-0780382 Plan #: 002

          Schedule H; Line 4i--Schedule of Assets (Held at End of Year)

                                December 31, 2005


                                                                  (c)
                          (b)                          Description of Investments,               (e)
                  Identity of Issue,                  Including Maturity Date, Rate            Current
 (a)      Borrower, Lessor, or Similar Party          of Interest, or Maturity Value            Value
 -------------------------------------------------------------------------------------------------------------

  *  BOK Financial Corporation                    BOKF Common Stock                       $      22,551,206

  *  American Performance Funds                   Cash Management Fund                            5,547,193
                                                  Intermediate Bond Fund                          6,999,242

     SEI Funds                                    Stable Asset Fund                              10,601,453

     American                                     Balanced Fund                                   3,975,819

     Neuberger and Berman                         Genesis Trust Fund                             22,626,711

     Dodge and Cox                                Stock Fund                                     22,013,241

     Vanguard                                     Institutional Index                            18,770,373

     Goldman Sachs Growth Fund                    Stock Fund                                        322,749

     American Growth Fund                         Stock Fund                                      5,608,011

     Hotchkis and Wiley Midcap Value Fund         Stock Fund                                      2,748,496

     T Rowe Price New Horizons                    Stock Fund                                        769,431

     American Beacon                              International Fund                              5,956,149

  *  Bank of Oklahoma, N.A. Managed Allocation
        Portfolio (MAP)                           MAP Conservative Fund                             309,197
                                                  MAP Balanced Fund                               1,213,603
                                                  MAP Moderate Growth Fund                        1,935,984
                                                  MAP Growth Fund                                 2,522,252
                                                  MAP Aggressive Growth Fund                      1,035,640

     Self-directed common stocks, bonds and       Common stocks and registered
     registered investment companies              investment companies                            1,329,071

  *  Participant loans                            Interest rates ranging from 4.00
                                                     percent to 13.00 percent                     4,410,900
                                                                                        ----------------------
                                                                                          $     141,246,721
                                                                                        ======================


*Indicates Party-in-interest to the Plan.
Column (d) is not applicable as all investments are participant directed.